PITAGORA
revisione

Corso Matteotti, 21 - 10121 Torino
Tel. +39 011 51.78.602 r.a. - Fax +39 011 51.89.491
e-mail:pitagorarev@pitagora.org

Via Pagano, 56 - 20145 Milano
Tel. +39 02 439.11.617 - Fax +39 02 439.16.332
e-mail: pitagorami@pitagora.org

To the Board of Directors and Stockholders of
Multigioco S.r.l.
Grottaferrata, Italy

We have audited the accompanying balance sheets of Multigioco Srl., expressed in euros as of December 31, 2012 and 2013 and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2012 and 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Multigioco Srl as of December 31, 2012 and 2013 and the results of its operations and its cash flows for the years ended December 31, 2012 and 2013 in conformity with accounting principles generally accepted in the United States of America.

Pitagora Revisione S.r.l.
Turin, Italy
August 1, 2014

Roberto Seymandi
Partner